Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198290

GULFSLOPE ENERGY, INC.

33,448,335 Shares of Common Stock

            This prospectus relates to the offer and sale from time to time by the selling stockholders identified in the section entitled “Selling Stockholders” of up to an aggregate of 33,448,335 shares of our common stock. The timing and amount of any sale are within the sole discretion of the selling stockholder.   The selling stockholders acquired the shares of common stock offered by this prospectus in a private placement which closed in July 2014.  We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. See “Selling Stockholders” beginning on page 13 in this prospectus for a complete description of the selling stockholders.

 The market for the common stock is limited, sporadic and volatile.  The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock.  The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are only paying expenses relating to the registration of the shares with the Securities and Exchange Commission. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Our common stock is listed for quotation on the OTCQB quotation systems under the symbol “GSPE.” The last bid price of our common stock on August 12, 2014 was $0.22 per share.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. You should read this prospectus in its entirety and carefully consider the risk factors beginning on page 3 of this prospectus and the financial data and related notes incorporated by reference before deciding to invest in the shares.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 3, 2014.

____________________

ABOUT THIS PROSPECTUS

This prospectus does not contain all of the information included in the registration statement.  The registration statement filed with the Securities and Exchange Commission (“SEC”) includes exhibits that provide more details about the matters discussed in this prospectus.  You should carefully read this prospectus, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus or the documents to which we have referred you or information that is contained in any prospectus supplement or free writing prospectus to be delivered to you. We have not authorized anyone to provide you with information that is different from such information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of each document regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. In case there are any differences or inconsistencies between this prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

Unless the context requires otherwise or unless otherwise indicated, all references in this prospectus or any prospectus supplement to “GulfSlope,” “we,” “our,” “us,” or “the Company” refer to GulfSlope Energy, Inc.  References to the “Selling Stockholder” refer to the stockholder listed herein under “Selling Stockholder” and its transferees, donees, pledgees or other successors–in–interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that the expectations reflected in these forward-looking statements will prove to be correct.  Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.”  Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “shall,” “should,” and similar expressions, including when used in the negative.  Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors.  We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

THE COMPANY

GulfSlope Energy, Inc is an independent oil and natural gas exploration company whose interests are concentrated in the United States, Gulf of Mexico federal waters offshore Louisiana in less than 1000’ of water depth.  The Company has leased 21 federal Outer Continental Shelf blocks (referred to as “prospect,” “portfolio” and “leases” in this prospectus) and licensed 2.2 million acres of three-dimensional (3-D) seismic data in its area of concentration.

In July 2014, the Company closed an equity financing in which 33,448,335 shares of common stock were sold to the selling stockholders for gross proceeds of $8,027,600.  The Company is registering the resale of these shares of common stock as required pursuant to the financing.

GulfSlope is a Delaware corporation, and our principal offices are located at 2500 City West, Suite 800, Houston, Texas 77042. Our telephone number is (281) 918-4100. Our website address is www.gulfslope.com.  However, information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

The Offering

Common stock to be registered for sale by the Selling Stockholders	33,448,335 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder.

OTCQB Trading Symbol	GPSE

Risk Factors
The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. You should read the “Risk Factors” section of this prospectus beginning on page 3 for a discussion of factors to consider before deciding to invest in our common stock.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

You should also carefully consider the information set forth under “Risk Factors” in any applicable prospectus supplement and in our filings with the SEC pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (“Exchange Act”) subsequent to the date of this prospectus, incorporated by reference herein, before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, financial condition, results of operations and prospects and could result in a complete loss of your investment.

Risks Related to Our Business and Financial Condition

We have no proved reserves and our future drilling operations may not yield any oil or gas in commercial quantity or quality.

As we have not yet drilled wells, we have no proved reserves. Some of our current prospects may require additional seismic data reprocessing and interpretation. Even when properly used and interpreted, seismic data and visualization techniques are only tools used to assist geoscientists in identifying structures and hydrocarbon indicators and do not enable the interpreter to have certainty as to whether hydrocarbons are, in fact, present in those structures.  We do not know if any such prospect will contain oil or gas in sufficient quantities or quality to recover drilling and completion costs or to be economically viable. Even if oil or gas is found on our prospects, development, facility construction and transportation costs may prevent such prospects from being economically viable. Accordingly, there is no assurance we will ever report proved reserves in our SEC filings.

Our business plan requires substantial additional capital, which we may be unable to raise on acceptable terms, if at all, in the future, which may in turn limit our ability to execute our business strategy.

We expect our capital outlays and operating expenditures to increase substantially over at least the next several years as we expand our operations. Lease acquisition costs, as well as drilling operations are very expensive, and we will need to raise substantial additional capital, through equity offerings, strategic alliances or debt financing in 2014 and 2015.

Our future capital requirements will depend on many factors, including:

•	the number, location, terms and pricing of any additional lease acquisitions;

•	our ability to enter into partnerships and farm-outs with other oil and gas E&P companies and/or financial investors on satisfactory terms;

•	location of any drilling activities, whether onshore or offshore, as well as the depth of any wells to be drilled;

•	cost of additional seismic data to license as well as the reprocessing cost;

•	the scope, rate of progress and cost of any exploration and production activities;

•	oil and natural gas prices;

•	our ability to locate and acquire hydrocarbon reserves;

•	our ability to produce those oil or natural gas reserves;

•	access to oil and gas services and existing pipeline infrastructure;

•	the terms and timing of any drilling and other production-related arrangements that we may enter into;

•	the cost and timing of governmental approvals and/or concessions;

•	the cost, number, and access to qualified industry professionals we employ; and

•	the effects of competition by larger companies operating in the oil and gas industry.

Under our current business plan, we believe that we have sufficient cash on hand to fund operations through March 2015, including general and administrative expenses, and costs associated with IT and seismic acquisition and processing.  The Company does not have funds available for any capital expenditures related to exploration drilling costs. Future contingencies, developments and unknown events could cause us to require more working capital during the period ending March 31, 2015. These estimates are projections only and will vary depending upon a number of factors.

Future equity financings may be dilutive to our stockholders. Alternative forms of future financings may include preferences or rights superior to our common stock. Debt financings may involve a pledge of assets and will rank senior to our common stock. We have historically financed our operations through best efforts private equity and debt financings. We do not have any credit or equity facilities available with financial institutions, stockholders or third party investors, and will continue to rely on best efforts financings. There is no assurance that we can raise the capital necessary to fund our business plan. Failure to raise the required capital to fund operations, on favorable terms or at all, will have a material adverse effect on our operations, and will likely cause us to curtail or cease operations.

Our fiscal 2013 audited financial statements contain a going-concern qualification, raising questions as to our continued existence.

We have incurred accumulated losses for the period from inception to June 30, 2014 of $23,852,547.  Further losses are anticipated in developing our business.   As a result, our auditors have expressed substantial doubt about our ability to continue as a going concern.  As of June 30, 2014, we had $160,650 of unrestricted cash on hand. The Company raised $8.03 million in connection with the offering that is subject to this registration statement.  We believe that under the current spending plan this capital should fund operations through March 2015, but will need to raise significantly more capital to meet its obligations during the subsequent 12 months. The Company plans to finance the Company through best-efforts equity and/or debt financings. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  If we cannot raise these funds, we may be required to cease business operations or alter our business plan.

We are dependent on certain members of our management and technical team.

Investors in our common stock must rely upon the ability, expertise, judgment and discretion of our management and the success of our technical team in identifying and acquiring leasehold interests, as well as discovering and developing any oil and gas reserves. Our performance and success are dependent, in part, upon key members of our management and technical team, and their loss or departure could be detrimental to our future success. In making a decision to invest in our common stock, you must be willing to rely to a significant extent on our management’s discretion and judgment. The loss of any of our management and technical team members could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock. We may not be able to find replacement personnel with comparable skills. If we are unable to attract and retain key personnel, our business may be adversely affected. We do not currently maintain key-man life insurance on any member of the management team.

Demand indebtedness advanced by our chief executive officer.

As of August 2014, the Company owed Mr. Seitz a principal amount of $6.46 million, of which $5.3 million is convertible into the Company’s common stock at a conversion price of $0.12 per share.  This indebtedness bears interest at an annual rate of 5% and is due upon demand. To date, Mr. Seitz has  not demanded repayment of the principal amount of these notes. The Company intends to repay this indebtedness in full at its earliest opportunity.

Non-Exclusive Seismic License Agreement.

Our 3-D seismic license agreements are non-exclusive, industry-standard agreements. Accordingly, the licensor of such seismic data has the right to license the same data that we acquired to our competitors, which could adversely affect our acquisition strategy and the execution of our business plan. We are not authorized to assign any of our rights under our license agreements, including a transaction with a potential joint venture partner or acquirer, without complying with the terms of the license agreements and a payment to the licensor (by us or the acquirer in the event of a change of control transaction or our partner in a joint venture transaction). However, our interpretation of this seismic data and the reprocessing and modeling of certain seismic data is unique and proprietary to us.

We are an exploration stage company with limited operating history, and there can be no assurance that we will be successful in executing our business plan. We may never attain profitability.

We commenced our business activity in March 2013, when we entered into 3-D license agreements covering approximately 2.2 million acres, and we expect to enter into additional 3-D license agreements with seismic companies to acquire additional data and reprocess that seismic data. We intend to engage in the drilling, development, and production of oil and natural gas in the future. As we are a relatively new business, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of its business, in addition to normal business risks, as well as those risks that are specific to the oil and gas industry. Investors should evaluate us in light of the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products, services and technologies. We may never overcome these obstacles.

We may be unable to access the capital markets to obtain additional capital that we will require to implement our business plan, which would restrict our ability to grow.

While we believe we have sufficient working capital to fund our needs through March 31, 2015, future contingencies, developments and unknown events could cause us to require more working capital during the period ending March 31, 2015. In 2015, we will need to raise additional capital in order to implement our business plan, including for capital expenditures related to exploration costs and debt repayment. Because we are an exploration stage company with limited resources, we may not be able to compete in the capital markets with much larger, established companies that have ready access to capital. Our ability to obtain needed financing may be impaired by conditions and instability in the capital markets (both generally and in the oil and gas industry in particular), our status as a new enterprise without a demonstrated operating history, the location of our prospective lease acquisitions and prices of oil and natural gas on the commodities markets (which will impact the amount of financing available to us), and/or the loss of key consultants and management. Further, if oil and/or natural gas prices on the commodities markets decrease, then potential revenues, if any, will decrease, which may increase our requirements for capital. Some of the future contractual arrangements governing our operations may require us to maintain minimum capital (both from a legal and practical perspective), and we may lose our contractual rights if we do not have the required minimum capital. If the amount of capital we can raise is not sufficient, we may be required to curtail or cease our operations.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have incurred annual operating losses since our inception. As a result, at June 30, 2014, we had an accumulated deficit of approximately $23.9 million. We had no revenues in 2013 and do not anticipate receiving revenues in fiscal 2014, or in subsequent periods unless we are successful in discovering economically recoverable oil or gas reserves. We expect that our operating expenses will increase as we develop our projects. We expect continued losses in fiscal year 2014, and thereafter until we discover oil and gas reserves that are brought online and begin producing oil and gas.

Our lack of diversification increases the risk of an investment in our common stock.

Our business will focus on the oil and gas industry in commercially advantageous offshore and onshore areas of the United States and select international areas. Larger companies have the ability to manage their risk by diversification. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, factors affecting our industry, or the regions in which we operate, will likely impact us more acutely than if our business was diversified.

Strategic relationships upon which we rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully bid on and acquire properties, to discover resources, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers and partners, depends on developing and maintaining close working relationships with industry participants and on our ability to select and evaluate suitable properties. Further, we must consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will endeavor to use the relationships of our management and to enter into strategic relationships, which may take the form of joint ventures with other private parties or with local government bodies or contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require that we incur expenses or undertake activities we would not otherwise incur or undertake in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

Competition in obtaining rights to explore and develop oil and gas reserves may impair our business.

The oil and gas industry is extremely competitive. Present levels of competition for oil and gas leases and drilling rights are high worldwide. Other oil and gas companies with greater resources may compete with us by bidding for leases and drilling rights, as well as other properties and services we may need to operate our business. Additionally, other companies may compete with us in obtaining capital from investors. Competitors include larger, established exploration and production companies, which have access to greater financial and other resources than we have currently, and may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, giving them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. Because of some or all of these factors, we may not be able to compete.

We may not be able to effectively manage our growth, which may harm our profitability.

Our strategy envisions building and expanding our business. If we fail to effectively manage our growth, our financial results will be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems, processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

•	expand our systems effectively or efficiently or in a timely manner;

•	optimally allocate our human resources; or

•	identify and hire qualified employees or retain valued employees.

If we are unable to manage our growth and our operations, our financial results could be adversely affected, which could prevent us from ever attaining profitability.

Any change to government regulation/administrative practices may have a negative impact on our ability to operate and profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency impacting any jurisdiction where we might conduct our business activities, including the BOEM, may be changed, applied or interpreted in a manner which may fundamentally alter the ability of the Company to conduct business. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate profitably.

Additionally, certain bonding and/or insurance may be required in jurisdictions in which we chose to have operations, increasing our costs to operate.

Risks Related to Our Industry in Which We Intend to Compete

Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

The oil and gas markets are very volatile, and we cannot predict future oil and natural gas prices. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. These factors include, but are not limited to, the following:

•	changes in global supply and demand for oil and natural gas by both refineries and end users;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the price and volume of imports of foreign oil and natural gas;

•
political and economic conditions, including embargoes , in oil-producing countries or affecting other oil- producing activity or civil unrest in the oil producing and exporting countries of the Middle East and North Africa;

•	the level of global oil and gas exploration and production activity;

•	the level of global oil and gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxes;

•	proximity and capacity of oil and gas pipelines and other transportation facilities;

•	the price and availability of competitors' supplies of oil and gas in captive market areas;

•	the introduction, price and availability of alternative forms of fuel to replace or compete with oil and natural gas;

•	import and export regulations for liquefied natural gas (“LNG”) and/or refined products derived from oil and gas production from the U.S.;

•	speculation in the price of commodities in the commodity futures market;

•	the availability of drilling rigs and completion equipment; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty.  Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our planned operations, financial condition and level of expenditures that we may ultimately have to make for the development of any oil and natural gas reserves we may acquire.   Should oil prices decrease to economically unattractive levels and remain there for an extended period of time, we may elect in the future to delay some of our exploration and development plans for our prospects, or to cease exploration or development activities on certain prospects due to the anticipated unfavorable economics from such activities, each of which would have a material adverse effect on our business, financial condition, and results of operations.

Exploration for oil and natural gas is risky and may not be commercially successful, impairing our ability to generate revenues.

Oil and natural gas exploration involves a high degree of risk. These risks are more acute in the early stages of exploration. We may not discover oil or natural gas in commercially viable quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones and tools lost in the hole, and changes in drilling plans, locations as a result of prior exploratory wells or additional seismic data and interpretations thereof, and final commercial terms negotiated with partners. Developing exploratory oil and gas properties requires significant capital expenditures and involves a high degree of financial risk. The budgeted costs of drilling, completing, and operating exploratory wells are often exceeded and can increase significantly when drilling costs rise. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, and mechanical difficulties. There is no assurance that we will successfully complete any wells or if successful, that the wells would be economically successful. Moreover, the successful drilling or completion of any oil or gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. We cannot assure you that our exploration and development activities will result in profitable operations, the result of which will materially adversely affect our business.

Oil and gas operations are subject to comprehensive regulation and taxation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on the Company.

Oil and gas operations are subject to national and local laws and taxes relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to national and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Environmental standards imposed by national or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages, which we may elect not to insure against due to prohibitive premium costs and other reasons. We have not been required to spend any amounts on compliance with environmental regulations. However, we may be required to expend substantial sums in the future and this may affect our ability to develop, expand or maintain our operations.

We may be dependent upon third party operators of any oil and gas properties we may acquire.

Third parties may act as the operators of our oil and gas wells and control the drilling and operating activities to be conducted on our properties, if and when such assets are acquired and drilled. This exposes our business success to the technical and financial resources of our partners, which could limit our growth. Therefore, we may have limited control over certain decisions related to activities on our properties relating to the timing, costs, procedure, and location of drilling or production activities, which could affect the Company’s results.

Our leases may be terminated if we are unable to make future lease payments or if we do not drill in a timely manner.

The failure to timely effect all lease related payments could cause the leases to be terminated by the BOEM.  In addition, the terms of our leases require a well to be drilled on the property within a period of multiple years to be started on the lease date. If a well is not drilled in the stated period, the leases rights will expire resulting in a loss of assets for the company.

We may not be able to develop oil and gas reserves on an economically-viable basis.

To the extent that we succeed in discovering oil and/or natural gas reserves, we cannot assure that these reserves will be capable of production levels we project or in sufficient quantities to be commercially viable. On a long-term basis, our viability depends on our ability to find, develop and commercially produce oil and gas reserves, assuming we acquire leases or drilling rights. Our future reserves, if any, will depend not only on our ability to develop then-existing properties, but also on our ability to identify and acquire additional suitable producing properties or prospects, to find markets for the oil and natural gas we develop and to effectively distribute our production into the market.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-downs of wells resulting from extreme weather conditions, problems in storage and distribution and adverse geological and mechanical conditions. While we will endeavor to effectively manage these conditions, we cannot be assured of doing so optimally, and we will not be able to eliminate them completely in any case. Therefore, these conditions could adversely impact our operations.

A shortage of drilling rigs and other equipment and geophysical service crews could hamper our ability to exploit any oil and gas resources we may acquire.

Because of increased global oil and gas exploration activities, competition for available drilling rigs and related services and equipment has increased significantly, and we believe that these rigs and related items may become more expensive and harder to obtain once we begin our drilling operations. We may not be able to procure the necessary drilling rigs and related services and equipment or the cost of such items may be prohibitive. Our ability to comply with future license obligations or otherwise generate revenues from the production of operating oil and gas wells could be hampered as a result of this, and our business could suffer.

Environmental risks may adversely affect our business.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, prevention of the right to operate or participate in leasing, and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require us to incur costs to remedy such discharge. The application of environmental laws to our business may cause us to curtail our production or increase the costs of our production, development or exploration activities.

Any insurance that we may acquire will likely be inadequate to cover liabilities we may incur.

Our involvement in the exploration for, and development of, oil and natural gas properties may result in our becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although we intend to obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, we may choose not to obtain insurance to protect against specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to us. If we suffer a significant event that is not fully insured or if the insurer of such event is not solvent or denies coverage, we could be required to divert funds from capital investment or other uses towards covering our liability for such events.

Cyber attack.

Our industry is highly reliant upon digital data, software, hardware, and remote communications, which may be stolen by hackers or cyber thieves causing our data to be corrupted or unknowingly modified. Theft may also result in loss of intellectual property that could be valuable to our competitors.

Risks Related to our Common Stock

There is not now, and there may never be, an active market for our common stock.

Shares of our common stock have historically been thinly traded, currently there is no market for our common stock, and no market for our common stock may develop in the future. As a result, our stock price as quoted by the OTCQB may not reflect an actual or perceived value. Moreover, several days may pass before any shares are traded; meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including, but not limited to:

•	we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume; and

•
stock analysts, stock brokers and institutional investors may be risk-averse and reluctant to follow a company such as ours that faces substantial doubt about its ability to continue as a going concern or to purchase or recommend the purchase of our shares until such time as we become more viable.

As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, our common stock. Accordingly, investors must assume they may have to bear the economic risk of an investment in our common stock for an indefinite period of time, and may lose their entire investment. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our common stock and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

We cannot assure that our common stock will become liquid or that it will be listed on a national securities exchange.

Until our common stock is listed on a national securities exchange such as the NASDAQ or the NYSE, we expect our common stock to remain eligible for quotation on the OTCQB.  A shareholder may find it difficult to dispose of shares or obtain accurate quotations as to the market value of our shares on the OTCQB   In addition, securities quoted on the OTCQB may be subject to SEC regulations that govern the conduct of broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock. This would also make it more difficult for us to raise capital.

We may issue preferred stock.

Our certificate of incorporation authorizes the issuance of up to 50 million shares of “blank check” preferred stock with designations, rights and preferences determined from time to time by the Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that we will not do so in the future.

Future sales of our common stock could lower our stock price.

We will likely sell additional shares of common stock to fund working capital obligations in future periods. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. Moreover, sales of our common stock by existing shareholders pursuant to Rule 144 (which is available for substantially all of our shareholders) could also depress the price of our common stock. As our current executive officers and directors own a substantial amount of our common stock, a decision by one of them to sell could adversely affect the price of our common stock.

Our common stock is subject to the “penny stock” rules of the SEC, which makes transactions in our common stock cumbersome and may reduce the value of an investment in the stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience and objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth:

•	the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of common stock and cause a decline in the market value of stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The price of our common stock will remain volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

•	actual or anticipated variations in our operating results including but not limited to leasing, drilling, and discovery of oil and gas;

•	announcements of developments by us, our strategic partners or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adoption of new accounting standards affecting our Company’s industry;

•	additions or departures of key personnel;

•	sales of our common stock or other securities in the open market;

•	our ability to acquire seismic data and other intellectual property on commercially reasonable terms and to defend such intellectual property from third party claims;

•	litigation;

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act; and

•	other events or factors, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of companies’ securities, securities class action litigation has often been initiated against those companies. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

We do not anticipate paying any dividends on our common stock.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. We cannot assure stockholders of a positive return on their investment when they sell their shares, nor can we assure that stockholders will not lose the entire amount of their investment in the Company.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make our common stock less attractive to investors.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In particular, we have not included all of the executive compensation related information that would be required in this prospectus if we were not an emerging growth company. In addition, for so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes- Oxley Act;

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

•	submit certain executive compensation matters to shareholder advisory votes, such as “say on pay” and “say on frequency.”

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have elected not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. Also, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more; (ii) May 13, 2019; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We will be deemed a large accelerated filer on the first day of the fiscal year after the market value of our common equity held by non-affiliates exceeds $700 million, measured on March 31 of each year. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to enjoy part or all of the benefits from the JOBS Act. We cannot predict whether investors will find our common stock less attractive to the extent we rely on the exemptions available to emerging growth companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The amendments to our certificate of incorporation approved by the stockholders at the annual meeting could make a merger, tender offer, or proxy contest difficult.

At the annual shareholder meeting in May 2014, shareholders approved an amendment and restatement of our certificate of incorporation to (i) eliminate the ability of stockholders to act by written consent and (ii) to classify the board of directors into three classes with staggered terms. These amendments may discourage, delay or prevent a change in control.

USE OF PROCEEDS

We are registering these shares in order to satisfy registration rights we have granted to the selling stockholders.  The shares of common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders.  We will not receive any proceeds from the sale of the shares of common stock by any selling stockholder.

SELLING STOCKHOLDERS

The following table details the name of each selling stockholder, the number of shares owned by that selling stockholder, and the number of shares that may be offered by each selling stockholder for resale under this prospectus.  The selling stockholders may sell up to 33,448,335 shares of our common stock from time to time in one or more offerings under this prospectus. Because each selling stockholder may offer all, some or none of the shares it holds, and because, based upon information provided to us, there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. Each selling stockholder has informed us that he, she or it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. Furthermore, unless otherwise indicated below, none of the selling stockholders are affiliates of broker-dealers. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering(1)		Shares of Common Stock Included in Prospectus		Number of Shares of Common Stock Owned After the Offering(2)	Percentage of Ownership After Completion of Offering (2)(3)
Harrell Equity, LP(4)	2,500,000		2,500,000			*
Curtis Harrell	3,500,000	(5)	1,000,000	(6)		*
Forrest E. Harrell, Jr.	3,500,000	(7)	1,000,000	(8)		*
Forrest E. Harrell, Sr.	10,000,000	(9)	2,000,000		8,000,000	*
Paul Morris(10)	2,583,334	(11)	416,667		2,166,667	*
Douglas Wyatt	6,300,000	(12)	2,100,000		4,200,000	*
Ronald Bain(13)	42,298,958	(14)	750,000		41,548,958	*
Mark Dutton(15)	416,667		416,667		-	*
Charles G. Hughes	100,000		100,000		-	*
William C. Lefler	45,000		40,000		5,000	*
Sanford B. Prater	208,333		208,333		-	*
Phil Hempleman	2,083,334		2,083,334		-	*
Cowen Structured Holdings, Inc.(16)	8,333,334		8,333,334		-	*
William Roger Clemens	425,000		300,000		125,000	*
Anne Lindsay Cohn Holstead	325,000		200,000		125,000	*
Courtney Cohn Hopson	325,000		200,000		125,000	*
Elizabeth Kirby Cohn McCool	325,000		200,000		125,000	*
Christine M. Sanders	325,000		200,000		125,000	*
Luke Drury TTEE FBO Luke J. Drury Non-Exempt Trust (17)	325,000		200,000		125,000	*
Matthew Drury TTEE FBO Matthew J. Drury Non-Exempt Trust (18)	325,000		200,000		125,000	*
Trust No. 3 UAD 12/12/03 Marge O. Lutz TTEE FBO Wm Hunter Heil (19)	325,000		200,000		125,000	*
Marge Lutz Succ TTEE FBO Edward R. Heil Jr TR U/A/D 12-01-83(19)	325,000		200,000		125,000	*
Marge Lutz Succ TTEE FBO Karen Heil TR U/A/D 12-01-83(19)	325,000		200,000		125,000	*
Marge Lutz Succ TTEE FBO Sandra Heil TR U/A/D 12-01-83(19)	325,000		200,000		125,000	*

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering(1)	Shares of Common Stock Included in Prospectus	Number of Shares of Common Stock Owned After the Offering(2)	Percentage of Ownership After Completion of Offering (2)(3)
Andrew Schatte	425,000	300,000	125,000	*
McLane Group LP (20)	456,250	300,000	156,250	*
Tanya J. Drury	400,000	400,000	-	*
Russell Hardin Jr.	650,000	400,000	250,000	*
Steve Harter	825,000	700,000	125,000	*
Edward F. Heil	775,000	400,000	375,000	*
Don A. Sanders(21)	775,000	400,000	375,000	*
John Whitmire	525,000	400,000	125,000	*
John Whitmire Campaign	525,000	400,000	125,000	*
Nolan Ryan	875,000	500,000	375,000	*
Laura K. Sanders	625,000	500,000	125,000	*
Zadok Investments Ltd (22)	750,000	500,000	250,000	*
Don A. Sanders Children's Trust Dated 2003 Don Weir TTEE (23)	1,175,000	800,000	375,000	*
James W. Christmas	975,000	600,000	375,000	*
Morton A. Cohn	850,000	600,000	250,000	*
Dillard Group of Texas Ltd (24)	850,000	600,000	250,000	*
The Bruce Slovin Revocable Trust Dtd June 10, 2010 UAH 06/10/10 Bruce Slovin TTEE (25)	850,000	600,000	250,000	*
Don R. Mullins	800,000	800,000	-	*
Wayne Hays	1,250,000	1,000,000	250,000	*
___________________________
 * Less than 1%.

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

(2)
Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligations known to us to sell any shares of common stock at this time.

(3)	This percentage is based upon 659,172,345 shares issued and outstanding as of August 14, 2014, plus any additional shares that the selling stockholder is deemed to beneficially own.

(4)
Harrell Equity, LP is managed by its general partner, Harrell Management LLC.   Curtis F. Harrell and Forrest E Harrell, Jr. are the officers of Harrell Management LLC and have voting and investment control over the shares held by Harrell Equity, LP.

(5)
This includes: (i) 1,000,000 shares of common stock acquired directly by Mr. Curtis Harrell in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share; and (ii) 2,500,000 acquired by Harrell Equity, LP in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share.  Mr. Harrell is an executive officer of Harrell Management LLC, the general partner for Harrell Equity LP.  As a result, the selling stockholder may be deemed to have beneficial ownership over the shares held by Harrell Equity, LP.  Accordingly, the shares beneficially owned by Harrell Equity, LP have been aggregated with the securities beneficially owned by the selling stockholder for purposes of the determining the total number of shares owned in this table.

(6)
Comprised of 1,000,000 shares of common stock acquired directly by Mr. Curtis Harrell in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share, the resale of which is being registered hereby.  This does not include 2,500,000 shares of common stock held in the name of Harrell Equity, LP (see footnote 5 above).  The 2,500,000 shares of common stock directly owned by Harrell Equity, LP, the resale of which are being registered herein, are reflected in this prospectus under Harrell Equity, LP.

(7)
This includes: (i) 1,000,000 shares of common stock acquired directly by Mr. Forrest E Harrell, Jr. in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share; and (ii) 2,500,000 acquired by Harrell Equity, LP in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share.  Mr. Harrell is an executive officer of Harrell Management LLC, the general partner for Harrell Equity LP.  As a result, the selling stockholder may be deemed to have beneficial ownership over the shares held by Harrell Equity, LP.  Accordingly, the shares beneficially owned by Harrell Equity, LP have been aggregated with the securities beneficially owned by the selling stockholder for purposes of the determining the total number of shares owned in this table.

(8)
Comprised of 1,000,000 shares of common stock acquired directly by Mr. Forrest E Harrell, Jr. in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share, the resale of which is being registered hereby.  This does not include 2,500,000 shares of common stock held in the name of Harrell Equity, LP (see footnote 7 above).  The 2,500,000 shares of common stock directly owned by Harrell Equity, LP, the resale of which is being registered herein, are reflected in this prospectus under Harrell Equity, LP.

(9)
This includes: (i) 2,000,000 shares of common stock acquired directly by Mr. Harrell in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share; and (ii) 8,000,000 shares of common stock acquired directly by Mr. Harrell in October 2013 in connection with the Company’s private placement of shares at a purchase price of $0.12 per share.

(10)	Mr. Morris has served as a director of the Company since March 2014.

(11)
This includes: (i) 416,667 shares of common stock acquired directly by Mr. Morris in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share; (ii) 1,666,667 shares of common stock acquired directly by Mr. Morris in September 2013 in connection with the Company’s private placement of shares at a purchase price of $0.12 per share; and (iii) 500,000 shares of restricted common stock, of which ½ vests in March 2015 and the remaining ½ vests in March 2016, issued to Mr. Morris in connection with his services as a director for the Company.

(12)
This includes: (i) 2,100,000 shares of common stock acquired directly by Mr. Wyatt in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share; and (ii) 4,200,000 shares of common stock acquired directly by Mr. Wyatt in October 2013 in connection with the Company’s private placement of shares at a purchase price of $0.12 per share.

(13)	Dr. Bain has served as an executive officer of the Company since May 2013.

(14)
This includes: (i) 40,045,555 shares of common stock acquired directly by Dr. Bain in connection with the assignment of the rights to the seismic license in March 2013; (ii) 503,403 shares of common stock acquired by directly by Dr. Bain upon conversion of a convertible note at $0.12 per share; (iii) 1,000,000 shares of common stock acquired by ConRon Consulting, Inc., an entity controlled by Dr. Bain, upon conversion of a convertible note at $0.12 per share; and (iv) 750,000 shares of common stock acquired directly by Dr. Bain in July 2014 in connection with the Company’s private placement of shares at a purchase price of $0.24 per share, the resale of which is being registered hereby.

(15)
The selling stockholder has informed us that he is a registered representative of Stephen, Inc., a registered broker-dealer.  The selling stockholder has further represented to us that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, the selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.

(16)
The selling stockholder has informed us that it is a registered investment company under the Investment Company Act of 1940 and is an affiliate of Cowen and Company, LLC, a broker-dealer and member of FINRA.   The selling shareholder further represented to us that its affiliate, Cowen and Company, LLC, received a fee of $120,000 in connection with investment banking services provided to the Company in connection with the July 2014 offering.  The selling stockholder has further represented to us that it acquired the securities described above in the ordinary course of business and, at the time of acquisition, the selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.

(17)	Luke Drury, as trustee, has voting and investment control over the securities held by Luke Drury TTEE FBO Luke J. Drury Non-Exempt Trust.

(18)	Mathew Drury, as trustee, has voting and investment control over the securities held by Matthew Drury TTEE FBO Matthew J. Drury Non-Exempt Trust.

(19)
Marge Lutz, as trustee, has voting and investment control over the securities held by: (i) Trust No. 3 UAD 12/12/03 Marge O. Lutz TTEE FBO Wm Hunter Heil; (ii) Marge Lutz Succ TTEE FBO Edward R. Heil Jr TR U/A/D 12-01-83; (iii) Marge Lutz Succ TTEE FBO Karen Heil TR U/A/D 12-01-83; and (iv) Marge Lutz Succ TTEE FBO Sandra Heil TR U/A/D 12-01-83.

(20)	Robert Drayton McLane, Jr., Robert Drayton McLane III, Richard Denton McLane and James Lee have voting and investment control over the shares held by McLane Group LP.

(21)
Don A. Sanders has informed us that he is an employee of Sanders Morris, Inc., a registered broker-dealer, and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, the selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.

(22)	Dror Zadok, Helene Zadok, Jonathan Zadok, Segev Zadok and Gilad Zadoc have voting and investment control over the shares held by Zadok Investments Ltd.

(23)
Don Weir, as trustee, has voting and investment control over the securities held by Don A. Sanders Children's Trust Dated 2003 Don Weir TTEE.  Don Weir has represented to us that he is an employee of Sanders Morris, Inc., a registered broker-dealer, and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, the selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.

(24)	Max Dillard has voting and investment control over the shares held by Dillard Group of Texas Ltd.

(25)	Bruce Slovin, as trustee has voting and investment control over the securities held by The Bruce Slovin Revocable Trust Dtd June 10, 2010 UAH 06/10/10 Bruce Slovin TTEE.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them, if permitted by applicable laws and regulations, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Each selling stockholder has informed us that he, she or it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. Certain of the selling stockholders are affiliates of broker-dealers. Each such selling stockholder has represented to us that it acquired the securities to be resold pursuant to this prospectus in the ordinary course of its business and, at the time of the acquisition, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares of common stock will be paid by the selling stockholder and/or the purchasers.  Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the SEC.  If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock.  The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  If the selling stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

DESCRIPTION OF OUR CAPITAL STOCK

We are authorized to issue 975,000,000 shares of common stock, par value $0.001, of which 659,172,345 shares are issued and outstanding as of August 14, 2014.   We are also authorized to issue 50 million shares of preferred stock, par value $0.001, none of which have been issued as of August 14, 2014.

Common Stock

The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders.  The holders of common stock have the sole right to vote, except as otherwise provided by law or by our certificate of incorporation, including provisions governing any preferred stock.  The common stock does not have any cumulative voting, preemptive, subscription or conversion rights.  Election of directors requires the affirmative vote of a plurality of shares represented at a meeting, and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.  The outstanding shares of common stock are validly issued, fully paid and non-assessable.  At our 2014 annual meeting, our shareholders approved one or a series of reverse splits of the Company’s common stock at a ratio of not less than 1-for-2 and not greater than 1-for-15, with the exact ratio to be set within such range in the discretion of the board of directors, without further approval or authorization of the Company’s shareholders, provided that the board of directors determines to effect the reverse stock split and any amendments to the Company’s certificate of incorporation are filed with the Delaware Secretary of State (if necessary) no later than April 30, 2015.

Subject to the rights of any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds legally available.  In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of the Company.

Preferred Stock

We are authorized to issue 50 million shares of “blank check” preferred stock, none of which are issued and outstanding.  We have no present plans for the issuance thereof. Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. Our board of directors may also designate the rights, preferences, and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control without further action by the stockholders.

Delaware Anti-Takeover Statute

We have elected not to be governed by Section 203 (“Section 203”) of the General Corporation Law of the State of Delaware (“DGCL”).  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the time that such person became an interested stockholder, unless certain conditions are satisfied.

Provisions of Our Amended and Restated Certificate of Incorporation

Classified Board of Directors.  Pursuant to the terms of our amended and restated certificate of incorporation, beginning at our next annual meeting our board of directors is classified with respect to the terms for which its members hold office by dividing the members into three classes, with the terms of the directors of one class expiring at each annual meeting of our stockholders, subject to the appointment and qualification of their successors. As a result, the term for service on our board of directors expires for only a portion of our board of directors at each annual stockholder meeting. The classification of our board of directors into separate classes with staggered terms may delay or prevent a change of our board of directors as a whole or our management or a change in control of our company.

Stockholder Action by Written Consent. Delaware law provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting.

Provisions of Our Amended and Restated Bylaws

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Special Meetings.   Our amended and restated bylaws limit the ability to call special meetings of stockholders to the Board, the Chairman of the Board or the chief executive officer;

Quorum.  Our amended and restated bylaws reduce the quorum required for a shareholder meeting to one-third of the outstanding shares entitled to vote at the meeting.

Shareholder Vote Required to Amend Our Bylaws.   Our amended and restated bylaws require 50.1% of the issued and outstanding shares entitled to vote to amend the Bylaws.

Indemnification

In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the personal liability of directors to us and to our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation further provides that, if the DGCL is amended after the effective date of our certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our certificate of incorporation and Bylaws contains provisions that provide for indemnification of officers and directors to the full extent permitted by, and in the manner permissible under Delaware law. Delaware law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation.

The Company has entered into indemnification agreements with each director and each executive officer of the Company (each an “Indemnification Agreement,” collectively “Indemnification Agreements”).  Pursuant to the Indemnification Agreements, the Company agrees to indemnify each director or officer, as the case may be, against any and all expenses to the fullest extent permitted by the law and the Company’s certificate of incorporation if such director or officer was, is, becomes or is threatened to be made a party to or witness or other participant in a claim by reason of (or arising in part out of) the director or officer’s service as a director, officer, partner, employee, trustee, agent or fiduciary of the Company or any of its subsidiaries or the director or officer’s service at the request of the Company in any such capacity with any other enterprise. The Indemnification Agreement also provides for, among other things, the advancement of expenses relating to the indemnification obligations, subject to reimbursement in the event the individual is not entitled to indemnification under applicable law and the certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights

In connection with the Company’s private placement during 2014, we granted registration rights to purchasers of 33,448,335 shares of common stock, the resale of which is being registered herein.  Under the registration rights agreements that we entered into with such purchasers, we are obligated to file a resale registration statement with the SEC to register under the Securities Act the resale of these shares no later than August 21, 2014 and to obtain effectiveness of such registration statement as soon as practicable but no later than November 19, 2014, in order to avoid penalties.  The registration statement of which this prospectus is a part is being filed in accordance with our obligations under this registration rights agreement.

The Company will be required to use its reasonable best efforts to keep the registration statement, or registration statements, continuously effective until all of the shares covered thereby have been publicly sold, or until all such shares may be sold without restriction.  We have agreed to indemnify the selling holders of these shares against, or in certain circumstances to contribute to, certain liabilities incurred by them in connection with the offering and sale of the shares pursuant to such registration statement, including liabilities under the Securities Act.  We have agreed to pay all costs and expenses incurred by us in complying with these registration rights obligations, except that each selling holder will be responsible for any underwriters’ or brokers’ discounts, fees or commissions payable in connection with the sale of such holder’s shares.

Convertible Note and Option

During the fiscal year ended September 30, 2013, Mr. Seitz loaned the Company an aggregate of $6.5 million, due on demand, bearing interest at an annual rate of 5%, and convertible into Company common stock at a conversion price of $0.12 per share.  On May 31, 2013, Mr. Seitz converted $1.2 million of this debt into 10 million shares of Company common stock and the balance of $5.3 million remains outstanding.

In October 2013, the Company issued to Mr. Rodgers, an executive officer of the Company, a ten-year option to purchase 2,000,000 shares of our common stock at an exercise price of $0.12 per share and vesting 50% in October 2014 and 50% in October 2015, if he is still employed by The Company on such dates.

Transfer Agent

The transfer agent and registrar for our common stock is VStock Transfer LLC whose address is 18 Lafayette Place, Woodmere, New York 11598.

EXPERTS

Our financial statements as of September 30, 2013 and 2012 and for the period from inception (December 12, 2003) through September 30, 2013 have been audited by Mantyla McReynolds, LLC (an independent registered public accounting firm) to the extent and for the periods set forth in their report thereon, appearing elsewhere in this registration statement, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock and the shares of common stock to be sold in this offering will be passed upon by Brewer & Pritchard, P.C., Houston, Texas.  Members of Brewer & Pritchard, P.C., own an aggregate of 13 million shares of common stock acquired in May 2012 and March 2013, none of which are being registered for resale in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act, a registration statement on Form S-3 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s internet address is http://www.sec.gov.  We maintain a website at http://www.gulfslope.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We also maintain an Internet website at http://www.GulfSlope.com, which provides additional information about our Company through which you can also access our SEC filings. The information set forth on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information. The following documents filed by us under the Exchange Act are incorporated by reference into this prospectus as of their respective dates of filing:

•	our Annual Report on Form 10-K for the year ended September 30, 2013;

•	our Quarterly Reports on Form 10-Q for the periods ended December 31, 2013, March 31, 2014 and June 30, 2014;

•
our Current Reports on Form 8-K as filed with the SEC on March 14, 2014, April 1, 2014, May 14, 2014 (Item 2.01 only), May 30, 2014, June 10, 2014 (Item 2.01 only), June 16, 2014, June 19, 2014 (Item 2.01 only), June 19, 2014 (Item 2.03 only), July 25, 2014, and August 1, 2014; and

•	the portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 5, 2014.

Other than as set forth below, we are also incorporating by reference all documents filed with the SEC by us pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, that are filed (i) after the date of this prospectus, or (ii) after the date of the initial registration statement and prior to the effectiveness of the registration statement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.

Documents incorporated by reference are available from us without charge, excluding all exhibits, unless an exhibit has been specifically incorporated by reference in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone, GulfSlope Energy, Inc., Attn.: Secretary, 2500 City West, Suite 800, Houston, Texas 77042; telephone number (281) 918-4100.

GULFSLOPE ENERGY, INC.

___________________________________

33,448,335 Shares of Common Stock
___________________________________

PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.